Ceragon Networks Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-3645-5733 Fax: +972-3-645-5499

August 10, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 3561
Attention: Mr. Larry Spirgel, Assistant Director

Re:	Ceragon Networks Ltd. Form 20-F for fiscal year ended 12/31/04 File No. 000-30862

Dear Mr. Spirgel:

This letter is in response to your comment letter dated July 12, 2005 regarding the above referenced filing. For your convenience, we have set out the text of the comments from your letter in bold face, followed by our response.

FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2004

Comment 1.

Note 2: Significant Accounting Policies, page F-8

b. Financial Statements in U.S. dollars: page F-8

We note your disclosure that management believes the dollar is the functional currency because it is the primary currency in the economic environment in which the Company and its subsidiaries operate. Tell us whether management performed an analysis of the functional currency for each of your eight subsidiaries separately or for the Company as a whole. If an analysis was performed for each subsidiary separately, provide us with more detail in your response letter that supports management’s conclusion that the dollar is the functional currency for each subsidiary. If the analysis was performed for the Company as a whole, explain to us why you do not believe it is necessary to analyze the functional currency for each subsidiary separately.

Mr. Larry Spirgel
Securities and Exchange Commission
August 10, 2005

Response:

Accounts maintained by the Company in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standard No. 52 “Foreign Currency Translation” (“SFAS 52).

The Company’s group structure consists of Ceragon Networks Ltd. (the “Parent”) and eight subsidiaries. Two of these are inactive, the U.S. subsidiary is integrated within the United States and the remaining five are direct, integral extensions of the Parent’s operations.

As stated in the Financial Statements, a majority (approximately 76%) of the revenues of the Parent and its subsidiaries are generated in dollars. Except for the U.S. subsidiary that generates its own revenue, the Parent is responsible for generating the revenues of the group. At the consolidated level, approximately 60% of the expenses are in dollars or are dollar-linked. Approximately 90% of the deposits of the Company and its subsidiaries are in dollars. In addition, it should be noted that the overall operations of the Company and its subsidiaries are managed in dollars, i.e., the annual corporate budget, managerial reports and analysis and reports to the Board of Directors are all prepared in dollars.

Management’s analysis of the functional currency of the Company and its six active subsidiaries was performed separately for the Company and each of the subsidiaries in order to determine if the functional currency to be used by each subsidiary should be Parent currency or the local currency in the subsidiary’s domicile, as follows:

The activities of the subsidiaries outside the United States – France, Hong Kong, India, Mexico and the United Kingdom (the “non-U.S. subsidiaries”) – are similar in nature and closely tied to the Parent’s operations. Such subsidiaries act as representative offices of the Parent and deal with sales promotion. They do not sell products to their customers but refer those customers to the Parent. The Parent then receives purchase orders from those customers, sells the Company’s products and issues invoices to the customers. All of the employees of these subsidiaries are marketing, administrative and technical support personnel. The activities of the non-U.S. subsidiaries constitute only a small portion of the Ceragon group’s activities. Of the 260 people employed by the Company and its subsidiaries as of December 31, 2004, only 29 were employed by the non-U.S. subsidiaries. As a group, the non-U.S. subsidiaries constitute a minor part of the Company’s consolidated balances: approximately 8% of the Company $2.5 million in fixed assets, less than 1% of its shareholders’ equity of $52.2 million and approximately 6% of the Company’s total assets of $73.1 million.

Mr. Larry Spirgel
Securities and Exchange Commission
August 10, 2005

We reviewed the indicators for determining functional currency set forth in Appendix A to SFAS 52 and found that most of the relevant indicators point to the Parent’s currency being the functional currency of the non-U.S. subsidiaries, that resulting from the nature of such subsidiaries’ operations, as described above. Two of the indicators are inapplicable to the non-U.S. subsidiaries because of the latter’s activities described above. The sales price indicator is inapplicable because the Parent determines the price list for its products worldwide and that price list is in dollars. The sales market indicator is inapplicable because the non-U.S. subsidiaries do not themselves sell the Company’s products.

The non-U.S. subsidiaries’ cash flow comes from the Parent and is meant to cover expenses plus a small markup, resulting in the subsidiaries’ activities directly impacting the Parent’s cash flows on a current basis. The fact that the Parent finances with its cash flow the activities of these subsidiaries also means that the financing indicator is relevant and points to the dollar as being the functional currency of the non-U.S. subsidiaries. This financing by the Parent constitutes the intercompany transactions between the Parent and these subsidiaries and means that the activities of the subsidiaries are closely tied to, and extensively interrelated with, those of the Parent. Expenses of the non-U.S. subsidiaries are in local currencies but they are related primarily to marketing activities and to maintaining the offices.

Summarizing the analysis of the functional currency of the non-U.S. subsidiaries, management considers the non-U.S. subsidiaries to be a direct, integral extension of the Parent’s operations, as described in paragraph 6 of SFAS 52. In addition, the majority of the applicable indicators listed in Appendix A to SFAS 52 show that the functional currency of these subsidiaries is the Parent’s currency. Since the dollar is the functional currency of the Parent, management considers the dollar to be the functional currency of the non-U.S. subsidiaries as well.

Our U.S. subsidiary buys products from the Parent or from third parties. It sells products in its name and, as a result, issues invoices and collects proceeds. As a company integrated into the business environment of the U.S., our U.S. subsidiary’s activities are carried out in dollars (including, among other things, transactions with the Parent). Therefore the functional currency of the subsidiary is the dollar. This subsidiary is the only one that sells independently and holds inventory, and therefore it is the most significant of our subsidiaries.

Two subsidiaries – those in Brazil and Germany – were inactive during 2004 and therefore no analysis of functional currency was required for those entities.

Mr. Larry Spirgel
Securities and Exchange Commission
August 10, 2005

Comment 2.

k. Revenue recognition: page F-11

We note your disclosure that you sell products indirectly through systems integrators, distributors, resellers, and Original Equipment Manufacturers. For each of these third parties, tell us whether you recognize revenue at the point of delivery to the third party or at the point of delivery to the end-user. Reference all pertinent, authoritative, accounting literature in your response that supports your accounting treatment.

Response:

Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition”. The Company notes that the third party customers (hereinafter referred to as resellers) mentioned in Note 2(k) are generally well-established companies which are considered the same as end-users for accounting since there are no material differences in the terms and arrangements involving direct and indirect customers, other than pricing. The Company has a standard price list from which a discount is granted to the buyer, and the level of discount may differ among system integrators, distributors, resellers and end users due to their different position in the distribution channel. In addition, the credit terms for these third parties are no different than those provided to direct customers, and payment by the resellers is not conditional on their receipt of payment from the end-user. Contractually, the Company does not provide concessions, rights of return/exchange, price protection or stock rotation to these customers, except for the two distributors described below. The Company’s practice is consistent with the contractual provision of the arrangement in that a history of providing such concessions does not exist.

There are two distributors, with rights to rotate stock, limited in both time and value of equipment, for which the Company maintain a provision for product returns in compliance with Statement 48, Revenue Recognition When Right of Return Exists.

Based on the above, the Company recognizes revenue at the point of delivery to the third party reseller (“Sell-in” approach).

Mr. Larry Spirgel
Securities and Exchange Commission
August 10, 2005

Comment 3.

Note 8: Commitments and Contingent Liabilities, page F-20

k. Royalties: page F-20

We note your disclosure “The Company is obligated to pay royalties to the OCS, amounting to 3%-3.5% of the sales of the products and other related revenues generated from such projects, equal to 100% of the grants received.” Please tell us in your response letter the amount of potential royalties that you have accrued as of 12/31/04 and explain to us your consideration of SAFS 5 in making this determination. In addition, provide us with the factors that you considered in determining that it is not probable that you will have to pay royalties equal to the full amount of the grants received. Further, please tell us how you account for the interest on the grants received after January 1, 1999.

Response:

The Government of Israel, through the Office of the Chief Scientist (“OCS”), encourages research and development projects that result in exporting products. A company may receive grants from the OCS for up to 50% of approved research and development expenditures for certain projects. According to the terms of grants, a company is obligated to pay royalties at a rate of 3-3.5% out of future revenues derived from products developed using such grants.

Through December 31, 2004, the Company received grants from the OCS, funding certain approved research and development projects. As mentioned above, the obligation to pay these royalties is contingent on actual sales of the products funded and in absence of such sales there is no obligation to pay any royalties. This means that if development of a product is unsuccessful or if such developed product does not generate revenues, the Company is not required to repay the grants.

The Company accounted for the research and development grants received in accordance with the SEC’s view as expressed in its publication “International Reporting and Disclosure Issues In the Division of Corporation Finance- Appendix A – Country Specific Issues”, dated October 1, 2003:

“Government Grants

“The Office of the Chief Scientist provides grants for research and development efforts. Under Israeli law, royalties on the revenues derived from products and services developed using such grants are payable to the Israeli Government.

Mr. Larry Spirgel
Securities and Exchange Commission
August 10, 2005

Royalties payable are capped at a percentage of the grants received on grants received before 1999. Royalties payable with respect to grants received under programs approved after January 1, 1999 are subject to interest on the dollar-linked value of the total grants received at an annual rate of LIBOR applicable to dollar deposits.

“The amounts of grants received and recorded into income should be disclosed for each period presented. The research and development grants are presented in the statement of operations as an offset to related research and development expenses. If material, the amount of grants should be presented separately on the face of the statement, i.e., gross R&D less grants equals net R&D. Royalty expense should be classified as part of cost of sales, not as marketing expense.

“If it is probable that the registrant will have to repay any amount of the grants received, those amounts should be recorded as a liability and not recorded in income (emphasis added).”

Since when receiving the grants an uncertainty exists as to the success of the research and development project and consequently the amount of sales to be derived from the project (i.e. it is not probable that the Company will have to repay any amount of the grants received), the Company recognizes the grants received as an offset to research and development expenses, as prescribed by the guidance of the Division of Corporation Finance.

The aforementioned accounting treatment is also consistent with the guidance in SFAS 68 “Research and Development Arrangements”. Although SFAS 68 states that it does not address reporting of government-sponsored research and development, due to the similarity between the OCS arrangement and the arrangements addressed in SFAS 68, and due to the absence of specific comprehensive literature for government-sponsored research and development, the Company believes it should analogize the accounting treatment in this case to the guidelines prescribed in SFAS 68.

According to SFAS 68, if the conditions in the research and development arrangement suggest that it is probable that the enterprise will repay the funds received regardless of the outcome of the research and development, there is a presumption that the enterprise has an obligation to repay the other parties and therefore the funds received should be classified as liabilities. Since in the case of the OCS arrangements the Company will not repay the amount of the grants received if there is no successful outcome and furthermore, such outcome is not probable when the grants are received, the OCS grants are recorded as an offset to research and development expenses.

Mr. Larry Spirgel
Securities and Exchange Commission
August 10, 2005

In the basis for conclusions of SFAS 68, it is specifically stated that the Board concluded that Statement 5 does not address the primary issue involved in determining whether an enterprise involved in a research and development arrangement has a liability. Statement 5 deals with contingencies; that is, an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss that will ultimately be resolved when one or more future events occur or fail to occur. In contrast, Statement 68 deals with a transaction in which the issue is whether at the time an enterprise enters into a research and development arrangement (a) it is committed to repay any of the funds provided by the other parties regardless of the outcome of the research and development, (b) existing conditions indicate that it is likely that the enterprise will repay the other parties regardless of the outcome, or (c) the enterprise is obligated only to perform research and development work for others. The Board then explains that some people consider the likelihood of success of the research and development as the key issue in who bears the risk of failure of those activities. However, even though future benefits from a particular project may be foreseen, the amount generally cannot be measured with a reasonable degree of certainty. The Board concluded that the key question in determining who bears the risk of failure is whether the enterprise is obligated to repay any of the funds provided by the other parties regardless of the outcome of the research and development.

Since in the case of an OCS arrangement it is clear that the grants received will not be repaid if the outcome is unsuccessful and such outcome is uncertain when the grants are received, the grants are recognized in income.

As mentioned above, Statement 5 deals with contingencies. A contingency is defined as an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss that will ultimately be resolved when one or more future events occur or fail to occur. Par. 8 in SFAS 5 states that a loss contingency shall be accrued when information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and the amount of loss can be reasonably estimated. Concept 6 defines liabilities as probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.

In the case of an OCS arrangement the obligation to pay royalties is contingent upon generating sales from the product developed under the funded project. Absent such sales, no obligation exists. When the obligation to pay royalties relates to future sales, which have not yet been performed, this obligation does not meet the definition of a liability as it does not result from past transactions or events. Such liability will only be incurred in the future as a result of future events and transactions. Accordingly, the Company records a liability for royalties which the Company is obligated to pay as a result of past sales.

Mr. Larry Spirgel
Securities and Exchange Commission
August 10, 2005

As of December 31, 2004, the Company has accrued for royalties to the OCS in an amount of $994,000 representing its obligation to pay royalties derived from sales generated for the six months ended December 31, 2004.

In addition, the Company disclosed that there is a possible obligation to the OCS in the amount of approximately $9.9 million (including interest on grants received after January 1, 1999). Such obligation will only be incurred if and when the Company will generate the related sales.

Comment 4.

Note 9 – Shareholders’ equity, page F-22

c. Warrant to supplier, page F-23

Tell us how you applied the consensus in EITF 96-18 in accounting for the issuance of the warrant to the supplier. Also, tell us why as a result of the adoption of SFAS 150 you recognized a non-cash charge of $3,432 in 2003.

Response:

In February 2001, the Company entered into a Development and Manufacturing Agreement (the “Agreement”) with a supplier, pursuant to which the Company obligated itself, among other things, to purchase a minimum number of products. As a result of the crisis in the worldwide telecommunications market that occurred later in 2001, the Company experienced a substantial reduction in sales and decided it was necessary to reduce the commitments to which it had obligated itself in the Agreement. Accordingly, on October 31, 2002, the Company entered into a supplementary arrangement with the supplier in which all minimum purchase commitments of the Agreement were rescinded. As part of this arrangement, the Company was obligated to pay an amount of $150,000 and to issue the warrant that is referred to in Note 9(c) to the financial statements. This warrant to purchase an aggregate of 700,000 Ordinary Shares had an exercise price per Ordinary Share of $0.003 and was fully vested and non-forfeitable upon issuance.

The Company’s balance sheet as of December 31, 2001 included a provision in the amount of $1,055,000 for an expected loss derived from the non-cancelable purchase commitment contained in the Agreement. Following the definitive supplementary arrangement reached in October 31, 2002, this provision was replaced by the $150,000 cash payment and a $875,000 liability representing the fair value of the instrument (“puttable warrant”). The difference between the $1,055,000 liability and the sum of the $875,000 and $150,000, $30,000, was recognized as a gain in the statement of operations.

Mr. Larry Spirgel
Securities and Exchange Commission
August 10, 2005

The Company applied FASB Statement No. 123, Accounting for Stock-Based Compensation, as interpreted by EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” to determine the fair value of the instrument issued on that date. Since the instrument granted in conjunction with the nullification of the minimum purchase commitments was fully vested and non-forfeitable, the measurement date was established on the grant date and no remeasurement of the instrument to fair value was further required.

The Company also considered the implications of EITF Issue No. 00-19; Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, regarding the accounting for the put warrant with a fixed put price and a nominal exercise price. The Company believes that the definition of a derivative for the purpose of Issue 00-19 is consistent with the definition in FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. Pursuant to paragraph 6.b, as further interpreted by paragraph 8 of Statement 133, a financial instrument does not meet the definition of a derivative unless “the initial net investment in the contract (after adjustment for the time value of money) is less, by more than a nominal amount, than the initial net investment that would be commensurate with the amount that would be exchanged either to acquire the asset related to the underlying or to incur the obligation related to the underlying.” We believe that the initial net investment is equal to the initial fair value of the instrument, which was issued to satisfy the company’s pre-existing obligation. Because the initial net investment in that instrument ($875,000) approximated the fair value of the underlying shares paragraphs, 6.b and 8 of Statement 133 are not met and, therefore, we believe that instrument is not a derivative subject to Issue 00-19. Accordingly, the instrument was not remeasured at fair value. Rather, the company recognized the $875,000 fair value as a liability (akin to convertible debt or, alternatively, redeemable stock).

However, on July 1, 2003, the Company was required to adopt FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, as further interpreted by Question 1 of FSP 150-1. Under Statement 150, whether an instrument is considered a derivative is not relevant for purposes of determining whether the instrument is within the scope of the Statement. Because the instrument is subject to liability classification under paragraph 11 of Statement 150, and because Statement 150 requires instruments subject to paragraph 11 to be continually remeasured at fair value, the Company recognized a cumulative effect of a change in accounting principle of $1,190,000 to adjust the carrying amount of the liability to fair value. Thereafter and until the exercise of the warrant in November 2003, the instrument was remeasured at fair value with resulting adjustments of $2,242,000 in the carrying value recognized in earnings.

Mr. Larry Spirgel
Securities and Exchange Commission
August 10, 2005

The total effect of these adjustments amounted to $3,432,000, which was recorded in one line item in the statements of income in 2003. The cumulative effect of a change in accounting principle included in this line was not presented separately due to the similar nature of both adjustments and since the tax effect of such item is not relevant as the Company had no income tax expenses during that year. Following the exercise of the warrant, the liability was converted into equity.

Comment 5.

Note 10: Taxes on Income, page F-24

We note on page F-27 that you have $69.6 million of accumulated losses for Israel income tax purposes as of December 31, 2004. Please tell us in your response letter why you do not have a deferred tax asset recorded for these accumulated losses.

Response:

The Company followed the guidance of Statement 109, Accounting for Income Taxes, in accounting for deferred taxes.

According to Statement 109 deferred taxes are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset is expected to be realized. Due to the Company’s approved enterprise status the Company is eligible for a full tax exemption for the first two years the Company has taxable income, taxable income being defined as the income for tax purposes after offsetting net operating loss carryforwards (“NOLs”). This means the Company is eligible for a full tax exemption for the period which ends two years after the Company has utilized all its NOLs. Accordingly, the tax rate which will apply when the $69.6 million of accumulated losses is utilized is zero, meaning that the Company will not realize any benefit from the accumulated losses. Consequently, no deferred tax asset should be recorded. The Company intends to further expand its disclosure in regard to this issue in future filings.

Furthermore, even if the applicable tax rate were not zero and the Company could have realized a potential benefit from the NOLs, a full valuation allowance would have been provided because in accordance with Statement 109, it is difficult to come to the conclusion that a valuation allowance is not required to offset the deferred tax asset when negative evidence such as cumulative losses in recent years exists.

Mr. Larry Spirgel
Securities and Exchange Commission
August 10, 2005

We appreciate your time and effort to assist us in providing our stockholders with the best possible financial reports and disclosures.

Please feel free to call me at +972-3-766-4295 with any questions regarding our response.

The Company hereby acknowledges:

—	the Company is responsible for the adequacy of the disclosure in the filings;

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

—	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Naftali Idan —————————————— Naftali Idan Executive Vice President and Chief Financial Officer Ceragon Networks Ltd.